Filed Pursuant to Rule 424(b)(5)
Prospectus Supplement No. 1	Registration No. 333- 217390
(To the Prospectus dated June 30, 2017)

2,172,600 Shares of Common Stock

This Prospectus Supplement No.1 (the “Supplement”) amends the Prospectus dated June 30, 2017, and should be read in conjunction with such Prospectus, which is to be delivered with this Supplement. This Supplement amends only those sections of the Prospectus, listed in this Supplement; all other sections of the Prospectus remain as is. The information contained in this Supplement modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement

We are filing this Supplement because we have agreed with certain holders (the “Exercising Holders”) of our Common Stock Purchase Warrants issued in March 2017 (collectively, the “Original Warrants”) for such Exercising Holders to exercise all of their Original Warrants, subject to beneficial ownership limitations on exercise contained in the Original Warrants. The Company expects to receive aggregate gross proceeds before expenses of approximately $724,200 and issue an aggregate of 724,200 shares of Common Stock (the “Exercise Shares”) from the exercise of all of the Original Warrants by the exercising holders by December 13, 2017. In order to induce the Exercising Holders to exercise the Original Warrants, the Company agreed to reduce the exercise price on such warrants from $1.96 to $1.00 per share.

In connection with the exercise of the Original Warrants, the Company will issue an additional warrant to each Exercising Holder for the number of shares of Common Stock equal to one hundred percent of the number of exercised shares purchased by such Exercising Holder (the “Warrant Shares”), with an exercise price of $1.26 per share (each, an “Additional Warrant”, and collectively, the “Additional Warrants”). The Additional Warrants will be substantially identical to the Original Warrants, except that the exercise price of the Additional Warrant is $1.26 and such warrant is not exercisable for six months after issuance. These Warrant Shares are not being registered.

Our Common Stock is listed on The NASDAQ Capital Market under the symbol “AKER”. On October 12, 2017, the closing sale price of our Common Stock was $1.26 per share.

We have retained Maxim Group LLC as agent in connection with this solicitation of the exercise of the Original Warrants. See “Plan of Distribution” on page A-2 of this prospectus supplement for more information regarding these arrangements.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 7 of the Prospectus and the documents incorporated by reference herein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MAXIM GROUP LLC

The date of this Prospectus Supplement No. 1 is October 16, 2017.

TABLE OF CONTENTS

Prospectus Supplement No. 1

OUR COMPANY

Warrant Exercise Agreement

On October 12, 2017 (the “Closing Date”), we entered into Warrant Exercise Agreements (the “Exercise Agreements”) with the Exercising Holders with regard to the Original Warrants whereby the Exercising Holders and the Company agreed that the Exercising Holders would, subject to beneficial ownership limitations on exercise contained in the Original Warrants, exercise all of the Original Warrants. The Company expects to receive aggregate gross proceeds before expenses of approximately $724,200 and issue the Exercise Shares from the exercise of all of the Original Warrants by the exercising holders by December 13, 2017. The Company expects approximately $387,000 will be received by October 16, 2017 as a result of the immediate exercise of Original Warrants to purchase 387,000 shares of Common Stock.  In order to induce the Exercising Holders to exercise the Original Warrants, the Company agreed to reduce the exercise price on such warrants from $1.96 to $1.00 per share.

The Company agreed that until thirty (30) days after the Closing Date, neither the Company nor any subsidiary shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or Common Stock Equivalents (as defined in the Exercise Agreements) with the exception of certain exempted issuances. Exempted issuances includes the following (a) shares of Common Stock or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, (b) securities upon the exercise or exchange of or conversion of any securities issued pursuant to the Exercise Agreements and/or other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding as of October 12, 2017, provided that such securities have not been amended since such date to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations) or to extend the term of such securities, (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that any such issuance shall only be to a Person (as such term is defined in the Exercise Agreements) (or to the equity holders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities and (e) securities issued on or after the tenth day following the Closing Date provided such securities are issued as “restricted securities” (as defined in Rule 144) and the purchasers of such securities are not granted registration rights that enable or require the filing of a resale registration statement until after the 31st day after the Closing Date.

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DILUTION

As a result of exercising the Original Warrants, the Exercising Holder’s interest will be diluted to the extent of the difference between the exercise price per share and the net tangible book value per share of our common stock after exercise of the Original Warrant. Our net tangible book value as of June 30, 2017 was $3.9 million, or $0.4381 per share of common stock. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares of common stock outstanding.

After giving effect to the sale by us of 724,200 shares of our common stock underlying warrants at an exercise price of $1.00 per share, and after deducting the agent’s fees, and $25,000 of estimated expenses payable by us, our net tangible book value as of June 30, 2017 would have been approximately $4.5 million, or $0.4725 per share of common stock. This amount represents an immediate increase in net tangible book value of $0.0344 per share to existing stockholders and an immediate dilution of $0.5275 per share to the Exercising Holders.

The following table illustrates the dilution:

Exercise price per share		$1.00
Net tangible book value per share as of June 30, 2017	$0.4381
Increase in net tangible book value per share after exercise of the Original Warrant	$0.0344
Pro forma net tangible book value per share after exercise of the Original Warrant		$0.4725

Dilution per share to the Exercising Holder		$0.5275

PLAN OF DISTRIBUTION

Pursuant to a letter agreement dated October 16, 2017, we agreed to pay Maxim Group, LLC a cash fee equal to 6% of the total proceeds received from the exercise of the Original Warrants (the “Agreement”). The agent is not required to arrange for the exercise of any specific number or dollar amount of Original Warrants, other than to use its “reasonable best efforts” to arrange for the exercise of the Original Warrants.

We negotiated the reduced exercise price for the Original Warrants with the Exercising Holders. The factors considered in determining the new exercise price included the recent market price of our common stock, the general condition of the securities market at the time of the warrant solicitation, the history of, and the prospects, for the industry in which we compete, our past and present operations, and our prospects for future revenues.

We have agreed to indemnify the agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches and representations and warranties contained in the Agreement. We have also agreed to contribute to payments the agent may be required to make in respect of such liabilities.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Lucosky Brookman LLP. Maxim Group LLC is being represented in connection with this warrant solicitation by Ellenoff Grossman & Schole LLP.

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WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC’s web site at http://www.sec.gov. Our common stock is listed on The NASDAQ Capital Market, and you can read and inspect our filings at the offices of the Financial Industry Regulatory Authority, Inc. at 1735 K Street, Washington, D.C. 20006.

This prospectus supplement is only part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended, and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus supplement and the accompanying prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the registration statement, including the exhibits and schedules, without charge, at the public reference room or obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, with the SEC with respect to the securities being offered pursuant to this prospectus. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in “Where You Can Find More Information.” The documents we are incorporating by reference are:

●	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed on April 11, 2017 as amended on Form 10-K/A filed on April 18, 2017;

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●	Our Quarterly Reports on Form 10-Q for the Fiscal quarters ended June 30, 2017 and March 31, 2017;

●	Our Current Reports on Form 8-K filed with the SEC on August 11, 2017 and October 13, 2017;

●	All of our filings pursuant to the Exchange Act after the date of filing this initial registration statement and prior to the effectiveness of this registration statement; and

●	The description of our common stock contained in our Registration Statement on Form 8-A filed on January 17, 2014, including any amendments or reports filed for the purpose of updating that description.

In addition, all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed in such forms that are related to such items unless such Form 8-K expressly provides to the contrary) subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, before the date our offering is terminated or completed are deemed to be incorporated by reference into, and to be a part of, this prospectus supplement.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference into the prospectus supplement, as amended, will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus supplement modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Akers Biosciences, Inc., 201 Grove Road Thorofare, New Jersey 08086, 856-848-8698.

You should rely only on information contained in, or incorporated by reference into, this prospectus supplement, the accompanying prospectus and any other prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement or the accompanying prospectus or incorporated by reference in this prospectus supplement or the accompanying prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

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